SECURITIE V 10027036

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISG EQUITY SALES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5242 Plainfield NE Suite D
(No. and Street)

Grand Rapids	Michigan	48525
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave, Suite 1	Lansing	Michigan	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISG Equity Sales Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public, C.A. Huntley

Barry County, MI. Acting in Kent County, MI. My Commission Expires: 08-22-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
ISG Equity Sales Corporation

We have audited the accompanying statements of financial condition of ISG Equity Sales Corporation as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISG Equity Sales Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner Costerisan P.C.

February 19, 2010

ISG EQUITY SALES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 109,676	$ 141,029
Commissions and concessions receivable	299,468	218,233
Prepaid expenses	6,868	6,868
Deferred income taxes	-	2,200
Refundable income taxes	5,000	1,350
Total assets	$ 421,012	$ 369,680

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Liabilities:		
Commissions payable	$ 264,499	$ 235,349
Deferred income taxes	5,500	-
Accrued expenses	4,913	4,432
Total liabilities	274,912	239,781
Stockholders' equity:		
Common stock, $1 par value, authorized 60,000 shares, issued and outstanding 10,000 shares	10,000	10,000
Additional paid-in capital	15,557	15,557
Retained earnings	120,543	104,342
Total stockholders' equity	146,100	129,899
Total liabilities and stockholdes' equity	$ 421,012	$ 369,680

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Commissions	$ 2,176,259	$ 2,412,623
EXPENSES:		
Commissions	1,893,757	2,132,312
Management fee	223,731	251,644
Insurance	6,868	14,052
Professional fees	24,494	23,378
NASD/CRD fees	6,095	4,646
Other expenses	1,939	1,069
Total expenses	2,156,884	2,427,101
Income (loss) before income taxes	19,375	(14,478)
INCOME TAX EXPENSE	(3,174)	4,582
NET INCOME (LOSS)	$ 16,201	$ (9,896)

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common stock	Additional paid-in capital	Retained earnings	Total
STOCKHOLDERS' EQUITY, January 1, 2008	$ 10,000	$ 15,557	$ 114,238	$ 139,795
DEDUCT - net loss	-	-	(9,896)	(9,896)
STOCKHOLDERS' EQUITY, December 31, 2008	10,000	15,557	104,342	129,899
ADD - net income	-	-	16,201	16,201
STOCKHOLDERS' EQUITY, December 31, 2009	$ 10,000	$ 15,557	$ 120,543	$ 146,100

See notes to financial statements.

ISG EQUITY SALES CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net income (loss)	$ 16,201	$ (9,896)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Commissions and concessions receivable	(81,235)	116,893
Prepaid expenses	-	6,688
Commissions payable	29,150	(92,875)
Accrued income taxes	(3,650)	(7,150)
Accrued expenses	481	4,432
Deferred income taxes	7,700	(5,200)
Total adjustments	(47,554)	22,788
Net cash provided (used) by operating activities	(31,353)	12,892
CASH AND CASH EQUIVALENTS:		
Beginning of year	141,029	128,137
End of year	$ 109,676	$ 141,029
Cash paid (received) for:		
Income taxes	$ (1,076)	$ 4,000

See notes to financial statements.

ISG EQUITY SALES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade date basis and normally settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date.

ISG EQUITY SALES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

ISG Equity Sales Corporation (the "Company") is a wholly owned subsidiary of Investment Services Group, Inc. (ISG or Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a licensed member of the Financial Industry Regulatory Authority (FINRA).

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. Approximately 95% in 2009 and 85% in 2008 of commission revenue is from two different companies, each with a greater than 10% portion of total commissions.

The Company has entered into a "restrictive agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

The Company deposits its cash with FDIC insured financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

ISG EQUITY SALES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES

The provision for income tax benefit (expense) is as follows:

	2009	2008
Federal		
Current	$ 5,076	$ (253)
Deferred	(7,700)	5,200
Michigan Business Tax	(550)	(365)
	$ (3,174)	$ 4,582

The difference between federal income tax expense and the tax computed based on statutory rates is primarily attributable to the surtax exemption and non-deductible expenses.

Deferred taxes arise from temporary differences resulting from income and expense items reported on the accrual basis in the financial statements and on the cash basis for tax purposes.

	2009	2008
Temporary differences:		
Accrual to cash adjustment	$ (36,924)	$ (14,680)
Deferred tax asset (liability)	$ (5,500)	$ 2,200

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with ISG whereby ISG will provide office space and equipment, management, administrative and clerical support to the Company. Under the agreement, the Company incurred expenses of $223,731 and $251,644 for the years ended December 31, 2009 and 2008, respectively.

NOTE 5 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had regulatory net capital of $89,400 and a minimum regulatory net capital requirement of $18,327. The regulatory net capital ratio of the Company was 3.08 to 1.

ISG EQUITY SALES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION WITH COMPANY'S COMPUTUATION
AS OF DECEMBER 31, 2009

NET CAPITAL:		
Total stockholders' equity		$ 146,100
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	44,832	
Refundable income taxes	5,000	
Prepaid expenses	6,868	
		56,700
Net capital		$ 89,400
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Commissions payable, accrued expenses, and current income tax payable		$ 274,912
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		
(Aggregate indebtedness $274,912 x 6 2/3% or $5,000 if greater)		$ 18,327
Excess net capital		$ 71,073
Ratio: Aggregate indebtedness to net capital		3.08:1
Reconciliation with Company's computation (Included in Part IIA of Form X-17A-5 as of December 31, 2009)		
Net capital as reported in Company's Part IIA unaudited FOCUS Report to		$ 94,900
Increase in refundable taxes		(3,650)
Decrease in deferred tax asset		2,200
Increase in Michigan Business Tax expense		(350)
Decrease in federal tax expense		(3,700)
Net capital		$ 89,400

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
ISG Equity Sales Corporation

In planning and performing our audit of the financial statements and supplemental schedule of ISG Equity Sales Corporation (the Company), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Marcum Cortaman P.C.

February 19, 2010

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
ISG Equity Sales Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by ISG Equity Sales Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating ISG Equity Sales Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ISG Equity Sales Corporation's management is responsible for the ISG Equity Sales Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (none) to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049734 FINRA DEC
ISG EQUITY SALES CORPORATION 13*13
5242 PLAINFIELD AVE NE STE D
GRAND RAPIDS MI 49525-1084

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Droste 800-227-3861

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

1-16-2009
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.00

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ISG Equity Sales Corporation
(Name of Corporation, Partnership or other organization)

Wayne Barron
(Authorized Signature)

President
(Title)

Dated the 18th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 752,209.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0.00
(2) Net loss from principal transactions in securities in trading accounts.	0.00
(3) Net loss from principal transactions in commodities in trading accounts.	0.00
(4) Interest and dividend expense deducted in determining item 2a.	0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.00
(7) Net loss from securities in investment accounts.	0.00
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	752,209.00
(2) Revenues from commodity transactions.	0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0.00
(4) Reimbursements for postage in connection with proxy solicitation.	0.00
(5) Net gain from securities in investment accounts.	0.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0.00	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00	
Enter the greater of line (i) or (ii)	0.00
Total deductions	752,209.00
2d. SIPC Net Operating Revenues	$ 0.00
2e. General Assessment @ .0025	$ 0.00

(to page 1 but not less than $150 minimum)

ISG EQUITY SALES CORPORATION

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and agreed upon procedures required by SIPC)

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

Page

Form X-17A-5, Part III, Facing Page 1A

Affirmation of officers 1B

Independent auditors' report 2

Financial statements

Statements of financial condition 3

Statements of operations 4

Statements of changes in stockholders' equity 5

Statements of cash flows 6

Notes to financial statements .... 7 - 9

Supplementary information

Schedule I - Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and reconciliation with Company's computation 10

Report on internal control required by SEC Rule 17a-5 .... 11 - 13

Independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation .... 14 - 15

Form SIPC-7T - Transitional assessment reconciliation .... 16 - 17